Texas Instruments Incorporated	P.O. Box 655474, MS 3999 Dallas, TX 75265 13588 North Central Expressway MS 3999 Dallas, TX 75243 (214) 480-2608

April 13, 2016

Via Federal Express

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Texas Instruments Incorporated

Form 10-K for the Year Ended December 31, 2015

Filed February 24, 2016

File No. 1-03761

Dear Ms. Blye:

I am writing in response to your letter dated April 5, 2016, to Texas Instruments Incorporated (“TI”) containing comments on our Form 10-K for the year ended December 31, 2015.

General

COMMENT 1: We are aware of publicly available information indicating that you may have, or may have had, a significant relationship with ZTE Corporation and that you have sold items to ZTE Corporation, and that ZTE Corporation has re-exported items of U.S. origin to countries including Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, including any involving ZTE Corporation. You should describe any products, components, services or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

RESPONSE 1: TI has no known past, current, or anticipated contacts with Sudan or Syria, and has not to its knowledge directly or indirectly provided any products, components, services, or technology to those countries, whether involving ZTE Corporation or any other TI customer. Further, TI has no known agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control.

TI has in place a trade compliance program designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products to Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism. As part of this program, TI distributors and customers, including ZTE Corporation, agree to comply with all applicable U.S. export control laws and sanction regulations. In addition, relevant TI commercial documents include a destination control statement indicating that TI products are subject to U.S. export controls and diversion of these products contrary to U.S. law is prohibited.

COMMENT 2: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE 2: As indicated in our response to Comment 1, TI has no known contacts with Sudan or Syria. Accordingly, we believe there is no quantitative or qualitative material investment risk for our security holders, and therefore we do not anticipate any associated investor divestment or similar initiatives would have a material impact on TI or its reputation.

COMMENT 3: Information recently published by the Commerce Department and reported by various news organizations indicates that ZTE Corporation has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your relationship with ZTE Corporation.

RESPONSE 3: We do not believe there is a material risk of reputational or other harm associated with our component supplier relationship with ZTE Corporation. TI sales to ZTE are in compliance with applicable U.S. export control laws and sanction regulations. Further, TI’s trade compliance program is designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products to Iran and any other country designated by the State Department as a state sponsor of terrorism. As part of this program, TI distributors and customers, including ZTE Corporation, agree to comply with all applicable U.S. export control laws and sanction regulations. In addition, relevant TI commercial documents include a destination control statement indicating that TI products are subject to U.S. export controls and diversion of these products contrary to U.S. law is prohibited.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information will be sufficient for your purposes. If you have any questions, please call Rafael Lizardi of Texas Instruments at 214-567-3926.

Very truly yours,

/s/ Kevin P. March

Kevin P. March

Senior Vice President and

Chief Financial Officer

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